UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intellinetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45825X105

(CUSIP Number)

Robert Taglich, 790 New York Ave., Huntington, NY 11743

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825X105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Taglich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,666,201
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 15,666,201
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,201
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45825X105	13D	Page 3 of 4 Pages

This amendment (“Amendment No. 3”), amends the Schedule 13D originally filed with the SEC on April 29, 2015 (the “Schedule”), to report securities sold and associated change in the percentage of the Issuer’s common stock owned by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is amended and replaced in its entirety as follows:

(a)	Robert Taglich beneficially owns 15,666,201 shares of common stock of Intellinetics, Inc., representing 11% of the common stock of Intellinetics. Inc.

(b)	Robert Taglich has both voting power and dispositive power over such common stock.

(c)	During the past 60 days, Robert Taglich has effected the following transactions in the Issuer’s Common Stock:

On March 2, 2020, 5,671,793 shares of common stock were acquired through the conversion of all outstanding principal and accrued interest from convertible promissory notes with an aggregate original principal balance of $375,000, at a conversion price of $0.08 per share. This transaction was settled directly with the Issuer.

On March 2, 2020, 5,937,500 shares of common stock were acquired at a purchase price of $0.08 per share. This transaction was settled with the Issuer directly in cash.

(d)	None.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 45825X105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Taglich

/s/ Robert Taglich